Exhibit 99.2

TELESYSTEM INTERNATIONAL WIRELESS INC.

MANAGEMENT PROXY OF THE CORPORATION
FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION

THE UNDERSIGNED SHAREHOLDER OF TELESYSTEM INTERNATIONAL WIRELESS INC. HEREBY APPOINTS (CHECK (A) OR (B))

☐ (A) CHARLES SIROIS of Montréal, Québec, or failing him, BRUNO DUCHARME, of Montreal, Québec

☐ (B) _____ OF _____
(NAME)   (ADDRESS)

AS THE PROXY OF THE UNDERSIGNED TO ATTEND, ACT AND VOTE FOR AND ON BEHALF OF THE UNDERSIGNED AT **the Annual and Special Meeting of the Shareholders of the Corporation, to be held at Le Meridien Royal King Edward Hotel, 37 King Street East, Toronto, Ontario, on Tuesday May 4, 2004, at 2:00 p.m. and all adjournments thereof.**

The shares represented by this proxy will be voted pursuant to the instructions given below. All of the shares represented by this proxy will be voted for, against or will be the subject of an abstention, as specified by the shareholder. However, if no instructions are given, this proxy will be voted FOR the proposal set out herein.

	(MARK WITH AN X)	
TO ELECT DANIEL CYR, JACQUES A. DROUIN, MICHAEL R. HANNON, C. KENT JESPERSEN, JONATHAN CHARLES CARTER-MEGGS, CHRISTIAN SALBAING AND CHARLES SIROIS AS DIRECTORS OF THE CORPORATION	FOR	☐
	ABSTENTION	☐
TO APPOINT ERNST & YOUNG AS AUDITORS AND TO AUTHORIZE THE DIRECTORS TO FIX THEIR REMUNERATION	FOR	☐
	ABSTENTION	☐
TO ADOPT A RESOLUTION APPROVING THE CREATION OF A RESTRICTED SHARE UNIT PLAN, THE FULL TEXT OF WHICH IS SET OUT IN SCHEDULE "A" TO THE MANAGEMENT PROXY CIRCULAR	FOR	☐
	AGAINST	☐

DISCRETIONARY AUTHORITY IS HEREBY CONFERRED WITH RESPECT TO ANY AMENDMENTS OR VARIATION TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING. MANAGEMENT IS NOT AWARE OF ANY SUCH AMENDMENTS, VARIATIONS OR OTHER MATTERS TO BE PRESENTED AT THE MEETING.

DATED this _____ day of _____ 2004

* A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR AND ON BEHALF OF HIM/HER AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OTHER THAN THE PERSONS DESIGNATED IN (A) ABOVE AND MAY DO SO BY CHECKING (B) ABOVE AND INSERTING SUCH OTHER PERSON'S NAME IN THE BLANK SPACE PROVIDED.

_____
SIGNATURE OF SHAREHOLDER

This proxy must be executed by the shareholder or his/her attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal, by a duly authorized officer or attorney thereof. Remember to date and sign this proxy. If the proxy is not dated, it shall be deemed to bear the date on which it is mailed by management.

REFERENCE IS MADE TO THE ENCLOSED MANAGEMENT PROXY CIRCULAR.